 Exhibit 99.1

Note: As referenced in CIBC’s press releases “CIBC Announces a Change of Location of its Annual Meeting of Shareholders” dated March 20, 2020 and “CIBC to hold Annual Meeting of Shareholders on April 8” dated April 2, 2020, CIBC is providing the following details on how to attend and vote or call in to the virtual meeting to be held at 10:30 a.m. ET on April 8, 2020.

Annual Meeting

Annual Meeting of Shareholders 2020

To support efforts to manage the spread of COVID-19 and to protect shareholders, clients and employees, CIBC’s 2020 annual meeting will be virtual only.

Date: Wednesday, April 8, 2020
Time: 10:30 am ET
Location: Virtual only meeting

Attending the Meeting

Registered shareholders and duly appointed proxyholders – including non-registered (beneficial) shareholders who have duly appointed themselves as proxyholders – will be able to attend the meeting, ask questions and securely vote in real time, online at https://web.lumiagm.com/139089025. Shareholders may also submit questions in advance by emailing corporate.secretary@cibc.com or in writing at the address provided in CIBC’s Management Proxy Circular.

Non-registered (beneficial) shareholders and others who have not duly appointed themselves as proxyholders may attend the meeting as guests. Guests will not be able to vote at the meeting.

Sign-on or phone-in

Sign-on information Live webcast at https://web.lumiagm.com/139089025 Phone-in information

Shareholders won’t be able to vote by phone.

English

416-641-6104

Toll-free for Canada and the U.S.

1-800-952-5114

Passcode: 4473807#

French:

514-392-1587

Toll-free for Canada and the U.S.

1-877-395-0279

Passcode: 1414336#

Voting in advance

We encourage shareholders to vote as early as possible before our annual meeting through one of the methods described on pages 2-4 of our Management Proxy Circular and proxy materials previously distributed to shareholders.

If you vote in advance, your vote should be submitted so that it arrives by 8:30 am ET on Tuesday April 7, 2020.

If you have not received your voting materials, please contact our transfer agent, AST Trust Company (Canada).

AST Trust Company (Canada)
416-682-3860
Toll-free for Canada and the U.S.: 1-800-258-0499
Fax: 1-888-249-6189
Email inquiries@astfinancial.com.

Voting at the Meeting

If you are a registered shareholder or duly appointed proxyholder – including non-registered (beneficial) shareholders who have duly appointed themselves as proxyholders – you will be able to vote online, securely and in real-time.

You are a registered shareholder if you hold shares that are registered in your name. You are a non-registered (beneficial) shareholder if your shares are registered in the name of an intermediary, such as a bank, broker or trust company.

If you are not sure whether you are a registered shareholder or non-registered (beneficial) shareholder, please contact AST Trust Company (Canada) by telephone at 416 682-3860 or 1 800 258-0499 (Canada and the U.S. only).

Registered Shareholders –How to vote at the virtual meeting

If you are a registered shareholder you will be able to vote at the virtual meeting by completing a ballot online at https://web.lumiagm.com/139089025.

•	Make sure you have your 13-digit control number located on the Proxy Form or in the email notification you received from AST.
•	Select “I have a control number” and then enter your control number and password “cibc2020” (case sensitive).
•	If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

To vote and ask questions online at the meeting, make sure that you have internet connectivity for the duration of the meeting. The link will be available one hour before the start of the meeting. We recommend that you log in at least 20 minutes before the meeting starts.

Alternatively, if you want to appoint a proxyholder to attend and vote at the meeting on your behalf, read “How can I appoint a proxyholder?”

Beneficial Shareholders –How to vote at the virtual meeting

If you are a non-registered (beneficial) shareholder you must appoint yourself as proxyholder to vote at the virtual meeting. For instructions on how to appoint yourself as proxholder, read “How can I appoint a proxyholder?” If you do not complete these steps to appoint yourself as proxyholder by 8:30 am ET on April 7, 2020, you will not be able to vote at the meeting. Proxyholders who have been duly appointed and registered with AST by 8:30 am ET April 7, 2020, will receive a control number by email from AST. Once you have registered with AST, you can attend the meeting and vote your shares by taking these steps:

•	Sign on at https://web.lumiagm.com/139089025.
•	Select “I have a control number” and then enter your control number and password “cibc2020” (case sensitive).
•	If you use your control number to sign on to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

To vote and ask questions online at the meeting, make sure that you have internet connectivity for the duration of the meeting. The link will be available one hour before the start of the meeting. We recommend that you log in at least 20 minutes before the meeting starts.

If you are a non-registered (beneficial) shareholder in the United States you must take these steps to vote at the virtual meeting:

1.	Provide AST with your properly completed legal proxy.
2.	Appoint yourself as proxyholder by 8:30 am ET on April 7, 2020, to vote at the meeting. For instructions on how to appoint yourself as proxyholder, read “How can I appoint a proxyholder?”.

Legal proxies should be returned to AST by email at proxyvote@astfinancial.com or by mail - Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 and must be labeled “Legal Proxy”.

Allow sufficient time for the return of your legal proxy by the proxy cut-off date of 8:30 am ET on Tuesday April 7, 2020 to AST. If you do not follow these steps to appoint yourself as proxyholder by 8:30 am ET on April 7, 2020, you will not be able to vote at the meeting.

Once you have registered with AST, you can attend the meeting and vote your shares by taking these steps:

•	Sign on at https://web.lumiagm.com/139089025.
•	Select “I have a control number” and then enter your control number and password “cibc2020” (case sensitive).
•	If you use your control number to log into the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

To vote and ask questions online at the meeting, make sure that you have internet connectivity for the duration of the meeting. The link will be available one hour before the start of the meeting. We recommend that you log in at least 20 minutes before the meeting starts.

How can I appoint a proxyholder?

Registered holders and non-registered (beneficial) holders who don’t plan on attending the virtual meeting may appoint a person other than the management nominees identified in the Proxy Form or Voting Instruction Form to attend the meeting as their proxyholder and vote their common shares.

To do so, you must complete the following two steps by 8:30 am ET on April 7, 2020.

1.	Complete and submit your Proxy Form or Voting Instruction Form by inserting the name of the person you are appointing as your proxyholder in the space provided on the form, signing and returning it according to the instructions on the form.
2.	Contact AST Trust Company (Canada) at 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) to get a control number issued to your proxyholder in order to vote at the meeting.

Non-registered (beneficial) shareholders who wish to vote at the virtual meeting, must also complete the two steps above. For step 1 above, write your own name in the space provided on your voting instruction form, sign and return the voting instruction form according to the delivery instructions provided on your form.

If a proxyholder is not registered with AST by 8:30 am ET on April 7, 2020, the proxyholder will not receive a control number, which is required to vote at the meeting.